Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
Phone: 55 61 429-5600

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: 55 61 429-5673

TELEMIG CELULAR PARTICIPAÇÕES S.A. REPORTS
FOURTH QUARTER AND YEAR-END 2004 RESULTS

–	Launch of the GSM/EDGE network
–	EBITDA of R$478.9 million or 45.2% of net service revenues for the year
–	Client base reached 2.8 million for the year
–	Positive free cash flow of R$380.8 million leading to a negative net debt of R$487.5 million for the year

Brasília, March 07, 2005 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of wireless telecommunications services in the State of Minas Gerais, today announced its fourth quarter and year-end quarter 2004 results. The Company registered 181,715 new subscribers for the quarter, increasing its client base to 2,777,282. EBITDA reached R$105.5 million in the 4Q04, representing 41.0 % of net service revenues.

Operating Highlights:

Net additions of 181,715 subscribers in the 4Q04

The Company’s customer base reached 2,777,282 during the fourth quarter of 2004, representing a 20% increase year-over-year. For the year, net additions amounted to 455,662, increasing 14% when compared to 2003.

In the 4Q04, prepaid net additions were 156,890, bringing the total prepaid base to 2,020,472 or 73% of the total base. The postpaid base increased by 24,825 subscribers, ending the quarter with 756,810 subscribers or 27% of the total base.

CLIENT BASE (000s)

www.telemigholding.com.br — 1/13

Churn rate

For the fourth quarter of the year, the blended annualized churn rate decreased to 30% from the 34% registered in the 3Q04 due to lower churn rates in the prepaid segment. When compared to the previous quarter, the annualized prepaid churn rate decreased to 33% from 39%. For the postpaid segment, which accounts for most of the revenues generated, churn rates remained fairly stable at 22% when compared to the 21% registered in the previous quarter. Despite the increasingly competitive environment, this was the seventh consecutive quarter with a postpaid churn rate below 25%.

CHURN RATE (annualized)

SMP Rules

As of August 1, 2004, Telemig Celular started offering the long distance carrier selection code (Código de Seleção de Prestadora – CSP) option to its clients. As a result, clients must choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by the Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) rules. The Company no longer receives revenues from VC2 or VC3, but now receives interconnection revenues from the use of its network for those calls.

Additionally, the bill & keep rule was adopted for interconnection charges as of August 1, 2004. The rule establishes that payments between the SMP companies for traffic in the same registration area only occur when the traffic balance between any two companies is either less than 45% or exceeds 55%.

The 4Q04 was the first quarter to be entirely impacted by the introduction on the SMP rules.

Operating revenues

Net service revenues were impacted by the implementation of the aforementioned SMP rules. For the 4Q04, net service revenues totaled R$257.5 million, an increase of R$2.3 million over the previous quarter. If we adjust the 3Q04 net service revenues to fully reflect the impact of the new rules, we would reach pro-forma net service revenues of R$249.0 million. Thus, considering the pro-forma result of the 3Q04, net service revenues would have increased by R$8.5 million during the last quarter of the year. For 2004, net service revenues increased R$56.4 million when compared to the previous year, reaching R$1,060 million.

Net equipment revenues for the quarter totaled R$28.4 million, an increase of 49% when compared with the 3Q04. This increase was related to higher equipment sales during the Christmas season. For the year, net equipment revenues reached R$ 93.6 million, in line with the previous year.

www.telemigholding.com.br — 2/13

As a result, total net revenues were R$285.9 million for the quarter, 4% higher when compared with the previous quarter and 6% lower when compared to the same quarter of 2003.

Data revenues represented 4.8% of net services revenues for the quarter and 4.7% for the year.

For the 4Q04, handset subsidies for client acquisitions were R$12.1 million, or R$31.8 per gross addition, higher than the R$5.7 million, or R$19.5 per gross addition registered in the previous quarter. This increase can be attributed to more aggressive acquisition campaigns. For the year, handset subsidies reached R$30.0 million or R$24.5 per gross addition.

Operating costs and expenses

Cost of services for the 4Q04 totaled R$64.7 million, 4% lower when compared to the previous quarter. The decrease is primarily associated with the full impact of the bill & keep rule in the last quarter of the year, which led to lower interconnection costs.

Selling and marketing expenses for the quarter totaled R$56.0 million (22% of net service revenues), representing an increase of 23% when compared to the 3Q04. This increase can be explained by higher marketing and advertising expenses related to the launch of the GSM EDGE network and to more aggressive acquisition campaigns during the Christmas season.

Customer acquisition costs for the 4Q04 increased to R$132 from the R$121 reported in the 3Q04. When compared to the same quarter of the previous year, customer acquisition costs increased by 15% as a consequence of the launch of the new GSM/EDGE network. For the year, customer acquisition costs remained in line with the previous year (R$118 in 2004 vs. R$117 in 2003).

Retention costs, as a percentage of net service revenues, reached 6.9% for the 4Q04 and 8.7% for the year.

G&A for the quarter reached 6% of net service revenues, and were lower than the 7% registered in the previous quarter. Bad debt decreased from R$5.2 million in the 3Q04 to R$2.8 million reported in the 4Q04. This decrease is associated with billing and collection campaigns that were successfully implemented during the quarter. When calculated against net service revenues, bad debt reached 1.0% during the 4Q04 compared to 1.9% in the previous quarter. For 2004, bad debt was only 1.9% of net service revenues.

Bad Debt

www.telemigholding.com.br — 3/13

Average revenue per user (ARPU)

Postpaid ARPU (average revenue per user) decreased by 2% reaching R$73.6 for the 4Q04 compared to the R$75.4 registered in the 3Q04. The decrease is primarily explained by lower outgoing minutes per client and to the aforementioned impact of the SMP rules in the 4Q04.

Prepaid ARPU remained stable reaching R$14.2 in the 4Q04 compared to the R$14.3 reported in the 3Q04, despite the 8% increase in minutes of use registered in 4Q04, that was offset by the impact of the SMP rules in the quarter.

As a result, blended ARPU for the 4Q04 decreased to R$30.8 compared to the R$31.8 registered in the 3Q04. For the year, blended ARPU decreased to R$ 33.6 from the R$38.8 registered in 2003, mainly as a consequence of lower prepaid ARPUs.

ARPU (R$)

Market share estimated at 48% in the quarter

Market share was estimated to be at 48% compared to the 51% registered in the previous quarter. Gross sales share for the 4Q04 was an estimated 37%, below the 38% reported for the third quarter.

EBITDA margin of 41.0% of net service revenues for the quarter

EBITDA and EBITDA margin (excluding handsets revenues) for the fourth quarter of 2004 reached R$105.5 million and 41.0%, respectively, compared to the R$113.6 million and 44.5% registered in the previous quarter. For 2004, EBITDA and EBITDA margin reached R$478.9 million and 45.2%, respectively, compared to the R$489.5 million and 48.8% reported in 2003.

EBITDA (R$ millions)

www.telemigholding.com.br — 4/13

Depreciation and amortization

Due to the migration to the GSM/EDGE technology and probable obsolescence of the Company’s TDMA network, based on appraisals from third parties, management has decided to increase the depreciation rate from 25% p.a. to 33% p.a. This difference is associated with the decrease of the life expectancy of the current network to three years. As a result, depreciation and amortization expenses increased significantly during the last quarter of the year reaching R$92.6 million. For the year, depreciation and amortization expenses reached R$270.3 million in line with the R$271.1 million registered in the previous year.

Net financial income of R$74.9 million for the year

	R$ millions
	4Q04	YTD
Interest Expense (a)	(35.8)	(108.8)
Interest Income (b)	39.3	150.3
Foreign Exchange Gain (Loss) (c)	32.6	33.3

Net Financial Income (Expense)	36.1	74.9
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL EXPENSE INFORMATION (NET OF TAXES*)

	R$ millions
	4Q04	YTD
Expense related to debt denominated in foreign currency	22.5	(10.3)
Gain (loss) on hedging operations	(20.0)	(32.5)

Sub-total	2.5	(42.8)
Expense related to debt denominated in Reais	(2.4)	(11.9)

Financial expense (debt related)	0.1	(54.7)
Net financial expense (not related to debt)**	0.5	(2.1)

Sub-total	0.5	(56.8)
Interest income - cash investing activities	35.6	131.7

Net Financial Income (Expense)	36.1	74.9

        * Net of PIS/COFINS on interest income.

        ** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF

Net income of R$159.6 million for the year

Net income for the 4Q04 totaled R$31.5 million, or R$1.800 per ADS (R$0.090 per thousand shares). For the year, net income reached R$159.6 million, or R$9.121 per ADS (R$0.456 per thousand shares). When compared to 2003, net income increased by 8% or R$11.5 million.

www.telemigholding.com.br — 5/13

Total debt of R$482.8 million by year-end

Total debt was R$482.8 million, 88% of which was denominated in foreign currencies (83% denominated in U.S. Dollars and 5% denominated in a currency basket index from BNDES). Of the total debt denominated in foreign currencies, 52% was hedged by year-end.

Negative net debt of R$487.5 million for the year

As of December 31, 2004, the Company’s indebtedness was offset by cash and cash equivalents (R$960.5 million) and by accounts receivable from hedging operations (R$9.7 million), resulting in a negative net debt of R$487.5 million.

NET DEBT

Investments totaled R$301.1 million for the year

During the fourth quarter of 2004, Telemig Celular’s capital expenditures were R$187.9 million compared to the R$72.5 million registered in the previous quarter. This significant increase in capital expenditures over the previous quarter is related to the deployment of the GSM/EDGE network. Year-to-date investments totaled R$301.1 million.

CAPEX breakdown

CAPEX (R$ millions)	4Q03	1Q04	2Q04	3Q04	4Q04	2004
Network	16.1	16.2	8.9	57.9	151.7	234.8
IS/IT	9.7	6.6	5.7	5.3	10.9	28.5
Others	1.0	0.4	3.0	9.3	25.2	37.8
T O T A L	26.8	23.2	17.6	72.5	187.8	301.1

www.telemigholding.com.br — 6/13

Debt payment schedule

Year	R$ millions	% denominated in foreign currency
2005	214.9	72.8%
2006	55.5	100.0%
2007	0.1	100.0%
2008	-	-
2009 and beyond	212.4	100.0%

Positive free cash flow

Free cash flow for the quarter was a positive R$116.7 million, representing an increase of R$45.6 million when compared to the previous quarter. For 2004, free cash flow amounted to a positive R$380.8 million, representing an additional free cash flow of R$23.3 million when compared to the previous year.

Strong financial ratios

Ratios	4Q03	1Q04	2Q04	3Q04	4Q04
Net Debt/EBITDA (1)	(0.39)	(0.53)	(0.60)	(0.76)	(1.02)
Net Debt/Total Assets	(11%)	(14%)	(16%)	(20%)	(23%)
Interest Coverage Ratio (1)	9.6	10.2	12.0	10.3	10.8
Current Liquidity Ratio	2.3	2.9	3.2	3.1	2.0

(1)     Last twelve months.

GSM/EDGE network

Telemig Celular started operating with the GSM/EDGE technology on November 28th, 2004. This is the most advanced GSM network existing in Brazil and its deployment was completed in record time, only seven months. The Company has the greatest GSM/EDGE coverage in its area of operation.

The Company is committed to maintain the TDMA network with the same quality standard, coverage and all the services currently offered as long as there are clients interested in using this technology. The clients will have the option to migrate to the GSM/EDGE and they may do so without changing their phone number.

Outlook

Telemig Celular expects mobile penetration, within the Company’s area, to increase from the current level of 34% to 35%-36% by end of the 1Q05. For the first quarter of 2005, Telemig Celular expects to maintain gross sales share at the 35%-40% range. Net additions are expected to primarily come from prepaid subscribers. ARPUs for both postpaid and prepaid subscribers are expected to slightly decrease due to seasonality. Bad debt, as a percentage of net service revenues, is expected to be in the 2.0% to 2.5% range for the 1Q05. Total capital expenditures for the year are expected to reach approximately R$350-400 million, including the start-up in the Triângulo Mineiro Region.

www.telemigholding.com.br — 7/13

For additional information please contact:

Telemig Celular Participações S.A.
Investor Relations Department
Ricardo Perpetuo / Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
Phones: (55 61) 429-5600/5673/5616/5617
Fax: (55 61) 429-5626
E-mail: ri@telepart.com.br

NEXT EVENTS
Conference Call
Phone: 1 (973) 409-9258
Date: March 08, 2005
Time: 12:00 p.m. (EDT) / 02:00 p.m. (Brasilia)
APIMEC SP
Venue: Renaissance Hotel
Date: March 08, 2005
Time: 04:00 p.m.
APIMEC RJ
Venue: Centro de Convenções Bolsa do Rio
Date: March 09, 2005
Time: 05:30 p.m.
APIMEC BH
Venue: Telemig Celular S.A.
Date: March 10, 2005
Time: 6:00 p.m.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telemigholding.com.br — 8/13

OPERATIONAL DATA

	2003		2004					Var. %

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(4Q04/3Q04)

Licensed Pops (in millions)	16,8	16,8	16,8	16,8	16,8	17,0	17,0	1,0%

Clients	2.321.620	2.321.620	2.410.403	2.519.139	2.595.567	2.777.282	2.777.282	7,0%
Postpaid	707.835	707.835	712.257	733.537	731.985	756.810	756.810	3,4%
Prepaid	1.613.785	1.613.785	1.698.146	1.785.602	1.863.582	2.020.472	2.020.472	8,4%

MOU Incoming
Postpaid	65	64	59	58	68	79	66	17,1%
Prepaid	35	39	29	28	28	31	29	11,6%
MOU Outgoing
Postpaid	148	130	133	141	135	130	135	-3,4%
Prepaid	12	11	9	9	9	9	9	-0,8%

Total Outgoing Traffic (Million of Minutes)	360,5	1224,5	329,0	352,9	345,6	338,7	1366,1	-2,0%
Total Incoming Traffic (Million of Minutes)	294,3	1167,2	272,0	273,7	303,1	354,3	1203,1	16,9%

Average Revenue per User - ARPU (R$)	39,5	38,8	36,4	35,8	31,8	30,8	33,6	-3,2%
Postpaid	85,9	79,2	82,8	82,8	75,4	73,6	78,6	-2,4%
Prepaid	18,6	19,4	16,6	16,2	14,3	14,2	15,3	-0,8%

Service Revenues (R$ 000)	Monthly Fee	60.747	224.131	61.028	60.063	58.920	54.614	234.625	-7,3%
Outgoing Traffic	94.145	314.488	88.248	91.734	78.070	79.666	337.718	2,0%
Incoming Traffic	108.562	422.308	104.524	108.421	98.888	102.092	413.926	3,2%
Other	11.755	43.115	16.227	17.445	19.317	21.151	74.140	9,5%

TOTAL	275.209	1.004.042	270.028	277.663	255.195	257.523	1.060.409	0,9%

Data Revenues (% of net serv. revenues)	3,8%	3,1%	4,2%	4,4%	5,2%	4,8%	4,7%	-0.4 p.p.

Cost of Services (R$ 000)	Leased lines	7.499	29.768	8.411	8.122	6.856	10.037	33.426	46,4%
Interconnection	42.887	143.917	40.462	48.146	30.728	20.222	139.559	-34,2%
Rent and network maintenance	8.386	31.633	9.550	10.395	10.581	11.886	42.413	12,3%
FISTEL and other taxes	13.078	45.172	12.387	13.005	11.867	14.625	51.884	23,2%
Other	6.379	24.077	6.831	3.065	7.308	7.900	25.104	8,1%

TOTAL	78.229	274.567	77.641	82.732	67.341	64.671	292.386	-4,0%

Churn - Annualized Rate	28,8%	28,0%	27,4%	31,1%	34,1%	30,2%	30,8%	-3.9 p.p.
Postpaid	21,6%	22,6%	21,9%	23,2%	21,4%	21,9%	22,1%	-0.5 p.p.
Prepaid	32,1%	30,6%	29,7%	34,4%	39,1%	33,5%	34,3%	-5.6 p.p.

Cost of Acquisition (R$)	115	117	97	113	121	132	118	9,5%
Retention Costs (% of net serv. revenues)	9,1%	8,3%	7,6%	9,3%	11,0%	6,9%	8,7%	-4.1 p.p.
CAPEX (R$ millions)	26,8	67,4	23,2	17,6	72,5	187,9	301,1	159,1%

Number of locations served	373	373	373	373	384	401	401	4,4%
Number of cell sites	744	744	743	745	741	1320	1320	78,1%
Number of switches	13	13	13	13	13	13	13	0,0%

Headcount	1.982	1.982	1.919	1.928	1.976	2.126	2.126	7,6%
Estimated Market Share	58%	58%	56%	53%	51%	48%	48%	-3.0 p.p.

www.telemigholding.com.br — 9/13

INCOME STATEMENT (BR GAAP)

								(in R$ 000)

	2003		2004					Var. %

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(4Q04/3Q04)

Service Revenues - GROSS	363,565	1,304,405	355,606	369,648	347,224	347,909	1,420,386	0.2
Equipment Revenues - GROSS	35,972	114,435	24,447	35,739	26,520	37,187	123,893	40.2

Total Revenues - GROSS	399,537	1,418,840	380,053	405,387	373,744	385,095	1,544,279	3.0
Taxes	(94,814)	(321,548)	(91,094)	(100,543)	(99,461)	(99,172)	(390,270)	-0.3%
Service Revenues - NET	275,209	1,004,042	270,029	277,662	255,193	257,523	1,060,407	0.9
Equipment Revenues - NET	29,514	93,250	18,930	27,182	19,090	28,401	93,603	48.8

Total Revenues - NET	304,723	1,097,292	288,959	304,844	274,283	285,924	1,154,010	4.2

Cost of Services	78,229	274,567	77,641	82,733	67,341	64,671	292,386	-4.0%
Cost of Equipment	33,526	106,739	21,895	36,384	24,825	40,462	123,566	63.0
Selling & Marketing Expenses	41,007	148,494	33,081	39,637	45,536	56,016	174,270	23.0
Bad Debt Expense	1,672	13,376	6,231	5,911	5,192	2,819	20,153	-45.7%
General & Administrative Expenses	15,794	64,609	15,183	15,292	17,822	16,487	64,784	-7.5%

EBITDA	134,495	489,507	134,928	124,887	113,567	105,469	478,851	-7.1%
%	48.9%	48.8%	50.0%	45.0%	44.5%	41.0%	45.2%	-3.5 p.p.

Depreciation & Amortization	127,887	271,115	60,695	59,204	57,797	92,563	270,259	60.2
Interest Expense(1)	27,188	207,547	23,443	22,179	27,313	35,828	108,762	31.2
Interest Income	(31,486)	(136,391)	(35,563)	(56,550)	(18,872)	(39,329)	(150,314)	108.4
Foreign Exchange Loss	(5,891)	(112,764)	8,264	37,486	(46,465)	(32,616)	(33,330)	-29.8%
Others	8,145	16,672	3,510	4,480	6,204	5,927	20,122	-4.5%
Income Taxes	(1,646)	64,558	32,385	10,931	21,303	5,685	70,304	-73.3%
Minority Interests	2,162	30,622	9,459	7,444	10,603	5,897	33,403	-44.4%

Net Income	8,136	148,148	32,735	39,713	55,684	31,514	159,645	-43.4%

Number of shares (thousand)	346,751,938	346,751,938	346,751,938	350,072,111	350,072,111	350,072,111	350,072,111	0.0
Earnings per thousands	shares (R$)	0.023	0.427	0.094	0.113	0.159	0.090	0.456	-43.4%
Earnings per ADS (R$)	0.469	8.545	1.888	2.269	3.181	1.800	9.121	-43.4%

(1)     Interest paid: 4Q03 R$16,561 thousand; 1Q04 – R$7,375 thousand; 2Q04 – R$13,854 thousand; 3Q04 – R12,339 thousand; and 4Q04 – R$11,555 thousand.

www.telemigholding.com.br — 10/13

BALANCE SHEET (BR GAAP)

					(in R$ 000)

	4Q04	3Q04		4Q04	3Q04

Current Assets			Current Liabilities
Cash & cash equivalents	960,547	953,983	Loans & Financing	214,854	202,476
Accounts Receivable	198,354	166,715	Loan Interest	11,506	11,085
Taxes Receivable	92,851	82,123	Suppliers	300,724	97,019
Other Assets	57,684	59,867	Taxes Payable	27,076	34,285

	1,309,436	1,262,688	Dividends	58,502	14,978
			Other Current Liabilities	54,621	48,422

				667,283	408,265
Long-term Assets	213,611	213,812
			Loans & Financing	267,946	391,235
Deferred Assets	--	--
			Other Long-term Liabilities	66,790	48,736
Plant & Equipment
Cost	1,729,122	1,541,613	Minority Interest	131,698	128,536
Accumulated Depreciation	(1,125,843)	(1,039,029)

	603,279	502,584	Shareholders' Equity	992,610	1,002,313

	2,126,326	1,979,084		2,126,326	1,979,084

DEBT POSITION (BR GAAP)

				(in R$ 000)

	4Q04

Debt	R$	US$	Currency Basket Index	Total

Short term	58,503	133,634	22,717	214,854
Long Term	--	266,053	1,893	267,946

Total	58,503	399,687	24,610	482,800

www.telemigholding.com.br — 12/13

CASH FLOW (BR GAAP)

		(in R$ 000)

	4Q04	YTD

Operating Activities:

Net income	30,132	158,264
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
Depreciation and amortization	92,563	270,259
Monetary variation and foreign exchange loss (principal)	(31,497)	(29,334)
Unrealized income on hedging operations	18,103	27,200
Deferred income taxes and social charges	(9,037)	(25,710)
Minority interest	5,614	33,120
Other	10,291	9,393
Changes in operating assets and liabilities	157,849	196,551

Net cash provided by operating activities	274,018	639,743

Investing Activities:

Proceeds from sale of property, plant and equipment	7	579
Capital expenditures	(187,880)	(301,115)

Net cash used in investing activities	(187,873)	(300,536)

Financing Activities:

New loans	--	227,053
Amortization of loans	(79,414)	(204,013)
Payment of dividends and interest on capital	(167)	(44,413)

Net cash from (used in) financing activities	(79,581)	(21,373)

Net increase (decrease) in cash and cash equivalents	6,564	317,834

Cash and cash equivalents, beginning of the period	953,983	642,713

Cash and cash equivalents, end of the period	960,547	960,547

www.telemigholding.com.br — 1/13

GLOSSARY OF KEY INDICATORS

I)   Average Subscribers

          a)     Average subscribers – monthly

Sum of subscribers at the beginning and the end of the month
2

          b)     Average subscribers – quarterly and year to date

Sum of the average subscribers for each month of the period
Number of months in the period

II)   Churn Rate (Annualized)

          a)     Churn % quarterly

Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3

          b)     Churn % – year to date

YTD deactivations / Sum of avg monthly opening subscribers since beginning of the year x 12
Number of months in the period

III)   MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods

IV)   ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period

V)   Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI)   Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

          * Considers interest paid.

VII)   Working Capital Variation

Working Capital Variation = ( (DELTA Symbol) Current Assets – (DELTA Symbol) Cash & Cash Equivalents ) –
((DELTA Symbol) Current Liabilities – (DELTA Symbol) Short Term Loans and Financing — (DELTA Symbol) Loan Interest — (DELTA Symbol) Dividends)

VIII)   Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX)   Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

www.telemigholding.com.br — 13/13